



03 DEC 30 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

19th December, 2003.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 11th December 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 19th December 2003, confirming that the exercise price for an option over 2,000,000 EMI Group plc Ordinary Shares granted on 19th December 2002 to Alain Levy, an Executive Director of the Company, had been determined to be 153.75p per share as of 18th December 2003.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 03/56

Company Announcements Office,
London Stock Exchange.

19th December, 2003.

Dear Sirs,

EMI Group plc - Directors' Interests

On 20th December 2002 we announced that, under the terms of his service contract, Mr Alain Levy, an Executive Director of EMI Group plc, was on 19th December 2002, inter alia, granted an option over 2,000,000 EMI Group plc Ordinary Shares.

The exercise price per share for the option was to be determined from the average middle market quotation of an EMI Group plc Ordinary Share, as derived from the Daily Official List of the London Stock Exchange, over five dealing days ending on a date in mid-December 2003. As of 18th December 2003, the exercise price per share of the aforementioned option was determined to be 153.75p per share.

The option may not be exercised earlier than three years from the date on which the exercise price was determined. Furthermore, such option may not then ordinarily be exercised unless certain performance conditions, based on growth in the Company's earnings per share, are achieved.

The exercise price per share for the other two options over 2,000,000 shares each granted on 19th December 2002 will be determined from the average middle market quotation of an EMI Group plc Ordinary Share, as derived from the Daily Official List of the London Stock Exchange, over five dealing days ending on a date in mid-December 2004 and 2005. Further announcements will be made at the appropriate time of the exercise prices so determined.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231